SWAP YOUR TIME, LLC.

Unaudited Financial Statements For The Years Ended December 31, 2019 and 2018

25-Apr-20

SWAP YOUR TIME, LLC.
BALANCE SHEET (UNAUDITED)
AS AT DECEMBER 31, 2019 and DECEMBER 31, 2018

	Note	December 31, 2019 (Unaudited)	December 31, 2018 (Unaudited)
		----------------USD-----------------	
ASSETS			
CURRENT ASSETS			
Cash and bank balances		54	269
Accounts Receivable		-	-
Inventory		-	-
Other current assets		-	-
		54	269
NON-CURRENT ASSETS			
Property, Plant and Equipment		-	-
Intangibles	6	8,480	6,550
Patents		-	-
		8,480	6,550
Total assets		8,535	6,819
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts Payable		-	-
Accrued expenses		-	-
Taxes Payable		-	-
		0	0
NON-CURRENT LIABILITIES			
Leases Payables		-	-
Notes Payables		-	-
		0	0
Total liabilities		0	0
SHAREHOLDERS' EQUITY			
Capital Account		29,802	19,866
Retained earnings (Deficit)		- 21,268	- 13,047
		8,535	6,819
(Deficit) / Surplus on revaluation of assets		-	-
Total liabilities and Shareholders' Equity		8,535	6,819

The annexed notes from 1 to 6 form an integral part of this reviewed financial statements.

_____   _____
        MEMBER   **MEMBER**

SWAP YOUR TIME, LLC.
INCOME STATEMENT (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2019 and DECEMBER 31, 2018

	December 31, 2019 (Unaudited)	December 31, 2018 (Unaudited)
	----------------USD-----------------	
Operating Income		
Sales	-	-
Cost of Sales	-	-
Gross Profit	-	-
Operating Expense		
Salaries and other benefits	-	-
Training and development	-	-
Pemises rent	-	-
Utilities	-	-
Insurance	-	-
Travel	-	-
Legal and professional services	-	3,009
I.T Support and Maintenance	1,227	609
Advertisement and Marketing	5,882	7,912
Depreciation and Amortization	1,075	775
Research and development	-	-
Bank charges	36	31
	(8,221)	(12,336)
Net Income from operations	(8,221)	(12,336)
Other Income/(Expense)		
Interest Income		-
Interest Expense		-
Other income/charges		-
	-	-
Profit before taxation	(8,221)	(12,336)
Taxation - Current	-	-
- Prior year	-	-
- Deferred	-	-
	-	-
Profit after taxation	(8,221)	(12,336)

The annexed notes from 1 to 6 form an integral part of this reviewed financial statements.

_____   _____
MEMBER   **MEMBER**

SWAP YOUR TIME, LLC.
STATEMENT OF CASHFLOWS (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2019 and DECEMBER 31, 2018

	December 31, 2019 (Unaudited)	December 31, 2018 (Unaudited)
	-----------------USD-----------------	
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit/(Loss) before taxation	(8,221)	(12,336)
Less: Dividend income	-	-
	(8,221)	(12,336)
Adjustment for non cash items:		
Depreciation of property and equipment	-	-
Amortization of intangible assets	1,075	775
Loss/ (gain) on disposal of operating fixed assets	-	-
Gain on sale of investment	-	
Provision for gratuity	-	-
	1,075	775
	(7,146)	(11,561)
(Increase)/ decrease in operating assets:		
Accounts Receivable	-	-
Inventory	-	-
Other current assets	-	-
	-	-
Increase/ (decrease) in operating liabilities:		
Accounts Payable	-	-
Accrued expenses	-	-
Taxes Payable	-	-
	-	-
Cash outflow from operations	(7,146)	(11,561)
Contribution made to gratuity fund	-	-
Income tax paid	-	-
Net cash outflow from operating activities	(7,146)	(11,561)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net investment in available for sale securities	-	-
Investment in operating fixed assets	-	-
Investment in intangibles	(3,005)	(3,540)
Sale proceeds of property and equipment disposed off	-	-
Net cash inflow/ (outflow) from investing activities	(3,005)	(3,540)
CASH FLOWS FROM FINANCING ACTIVITIES		
Leases Payables	-	-
Capital Account	9,936	13,211
Notes Payables	-	-
Net cash outflow from financing activities	9,936	13,211
Net increase in cash and cash equivalents	(215)	(1,889)
Cash and cash equivalents at beginning of the period	269	2,158
Cash and cash equivalents at closing of the period	54	269

_____   _____
MEMBER   **MEMBER**

6   Intangible assets

	Cost				Amortization				Net book value	Rate per annum
	At January 01	Additions	Disposals/ write offs	At December 31	At January 01	Charge for the year	Disposals/ write offs	At December 31	At December 31	%age
	---------------------------------- USD --------------------------				-- USD --					
2019										
Intangible assets	**7,746**	**3,005**	**-**	**10,751**	**1,195**	**1,075**	**-**	**2,270**	**8,480**	**10%**
	7,746	**3,005**	**-**	**10,751**	**1,195**	**1,075**	**-**	**2,270**	**8,480**	
2018										
Intangible assets	4,206	3,540	-	7,746	421	775	-	1,195	**6,550**	10%
	4,206	3,540	-	7,746	421	775	-	1,195	**6,550**	

6.1 This includes Swap your time Mobile application and Website.

SWAP YOUR TIME, LLC.
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2019 and DECEMBER 31, 2018

1   STATUS AND NATURE OF BUSINESS

Swap your time, LLC is a limited liability company that started its operations in July, 2016. The company is tech based start up that provides services to customers through its state of the art mobile application and website. The company derives its revenue from advertising through its mobile application and from other app monetization strategies.

There are two members of the limited liability company and they share the capital and profit of the company equally. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

2   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ \from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Property and Equipment

The Company capitalizes long-lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of the asset's useful life, less a nominal amount to account for estimated salvage value.

Intangible assets

An intangible asset is recognized if it is probable that the future economic benefits that are attributable to the asset will flow to the Bank and that the cost of such asset can also be measured reliably. These are stated at cost less accumulated amortization and impairment losses, if any.

Extraordinary items - Revenue

The Company has elected early adoption of FASB ASU 2015-01, which eliminates the concept of "extraordinary items" from GAAP.

3   CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

4   SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 25, 2020, the date that the financial statements were available to be issued.

5   FUNCTIONAL AND PRESENTATION CURRENCY

These financial statements are presented in United States Dollar (USD), which is the company's functional currency. All financial information presented in USD has been rounded to the nearest of USD, unless otherwise stated.